Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings available for fixed charges (income from continuing operations before income taxes plus fixed charges including capitalized interest) by fixed charges (interest expense including capitalized interest). Interest expense includes the portion of operating rental expense, which we believe is representative of the interest component of rental expense.

	Years Ended December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
	(In thousands, except ratio data)				
Income from continuing operations before income taxes	$ 181,725	$ 193,664	$ 131,477	$ 77,430	$ 1,616
Fixed Charges:					
Interest expense (including capitalized interest) (1)	8,791	4,698	5,506	7,700	18,304
Interest relating to rental expense (2)	6,603	7,695	6,795	5,205	2,682
Total Fixed Charges	15,394	12,393	12,301	12,905	20,986
Earnings Available For Fixed Charges	$ 197,119	$ 206,057	$ 143,778	$ 90,335	$ 22,602
Ratio Of Earnings To Fixed Charges	12.80	16.63	11.69	7.00	1.08

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(1) Included in this amount is $1.5 million in prepaid interest and $1.2 million of deferred costs associated with the induced conversion of $63.0 million in senior convertible debentures in 2005.

(2) The representative interest portion of rental expense was deemed to be one-third of all rental expense.